                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULE 13d-1 AND 13d-2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          TEEKAY SHIPPING CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   V89564104
             -------------------------------------------------------
                     (CUSIP Number of Class of Securities)



Check the following box if a fee is being paid with this statement. /x/

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)





                               Page 1 of 6 Pages

CUSIP NO.                             13G
V89564104                                                           Page 2 of 6 Pages
-------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CIRRUS TRUST
-------------------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                               (b) / /

-------------------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Organized under the laws of the Turks and Caicos Islands

-------------------------------------------------------------------------------------------
                    5       SOLE VOTING POWER

NUMBER OF                   18,082,781
                    ------------------------------------------------------------------------
SHARES              6       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
                    ------------------------------------------------------------------------
EACH                7       SOLE DISPOSITIVE POWER
REPORTING
PERSON                      18,082,781
                    ------------------------------------------------------------------------
WITH
                    8       SHARED DISPOSITIVE POWER
                            0

--------------------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,082,781

--------------------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*      /X/


--------------------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         65.1%
--------------------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        00
--------------------------------------------------------------------------------------------


                               Page 2 of 6 Pages
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ITEM 1(a).  NAME OF ISSUER.

         This Schedule 13G relates to Teekay Shipping Corporation, a Liberian corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The Company's principal executive offices are located at 200 Burrard Street, Suite 2100, Vancouver, B.C. V6C 3L6 Canada.

ITEM 2(a).  NAME OF PERSONS FILING.

         This Schedule 13G relates to the following person:

         -       Cirrus Trust

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         The business address of the reporting person is Tradewinds Trust Co. Ltd., McLean Building, P.O. Box 62, 2001 Leeward Highway, Providenciales Turks and Caicos Islands.

ITEM 2(c).  CITIZENSHIP.

         The Cirrus Trust is a trust organized under the laws of the Turks and Caicos Islands.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

         This Schedule 13G relates to the Company's common stock, no par value per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

         The CUSIP Number for the Company's Common Stock is V89564104.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a) / /    Broker or dealer registered under Section 15 of the Act,

      (b) / /    Bank as defined in Section 3(a)(6) of the Act,

      (c) / /    Insurance Company as defined in Section 3(a)(19) of the Act,

      (d) / / Investment Company registered under Section 8 of the Investment Company Act,





                               Page 3 of 6 Pages

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      (e) / /    Investment Advisor registered under Section 203 of the
                 Investment Advisors Act of 1940,

      (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

      (g) / /    Parent Holding Company, in accordance with Rule
                 13d-1(b)(ii)(G),

      (h) / /    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                NOT APPLICABLE.


ITEM 4.  OWNERSHIP.

         The following describes the ownership of Common Stock by Cirrus Trust as of December 31, 1995:

         (a)     Amount beneficially owned:  18,082,781

         (b)     Percent of class: 65.1%

         (c)     Number of shares as to which such person has:

                 (i)      Sole power to vote or direct the vote:  18,082,781

                 (ii)     Shared power to vote or to direct the vote:  0

                 (iii) Sole power to dispose or to direct the disposition of: 18,082,781

                 (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.





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
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATION.

         By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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
                                   SIGNATURE

         After reasonable inquiry and to best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

         Dated:  February 13, 1996

                                  CIRRUS TRUST

                                  By:  Tradewinds Trust Co. Ltd.
                                       Its Trustee

                                  By: /s/ Mark O'Donaghue
                                      --------------------------------------
                                       Mark O'Donaghue, Senior Trust Officer





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